Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-132201
Dated May 20, 2008

TOYOTA MOTOR CREDIT CORPORATION
20Yr NC 1Yr Callable CMS Curve Linked Notes (the “Notes”)

General
Issuer:	Toyota Motor Credit Corporation (“TMCC”)
Issuer Rating:	Aaa/AAA
Agent:	Nomura Securities International, Inc.
CUSIP:	89233PX50
Principal Amount:	US $10,000,000 (may be increased prior to the Issue Date)
Trade Date:	May 20, 2008
Issue Date:	June 4, 2008
Stated Maturity Date:	June 4, 2028, subject to the Issuer’s Call Option
Issue Price:	100%
Net Proceeds to Issuer:	100%
Agent’s Discount or Commission:	0.00%

The Agent or its affiliate will enter into swap transactions with the Issuer to hedge the Issuer’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.

Business Days:	New York
Minimum Denominations:	$10,000 and $1,000 increments thereafter
Settlement:	DTC
Form of Note:	Book-entry only
Calculation Agent:	Nomura Global Financial Products Inc.
Original Issue Discount:	Yes
Specified Currency:	U.S. Dollars

Issuer’s Call Option:
The Issuer has the right on June 4, 2009 (the “First Call Date”) and on each Interest Payment Date thereafter (together with the First Call Date, each a “Call Date”) with 10 calendar days’ notice at a redemption price of 100% of the principal amount plus accrued but unpaid interest. All amounts that may otherwise be payable following the Call Date shall cease to be payable. Notwithstanding the foregoing, all payments due on the Call Date shall be made in full regardless of any call of the Notes by the Issuer.

Interest
CMS Spread:
30CMS – 10CMS; where

“30CMS” is the USD Constant Maturity Swap (“CMS”) Rate (USD-ISDA-Swap Rate), with a Designated Maturity of 30 years as quoted on a semi-annual, 30/360 basis vs. 3 month USD LIBOR as observed in the first column on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 .a.m. New York time by the Calculation Agent on each Interest Determination Date (ISDA Definitions amended accordingly).

“10CMS” is the USD CMS Rate (USD-ISDA-Swap Rate), with a Designated Maturity of 10 years as quoted on a semi-annual, 30/360 basis vs. 3 month USD LIBOR as observed in the first column on Reuters Page ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time by the Calculation Agent on each Interest Determination Date (ISDA Definitions amended accordingly).

Interest Rate:
During the period from (and including):

(a)       Issue Date to (but excluding) June 4, 2009:  11.00% per annum
(b)       June 4, 2009 to (but excluding) the Stated Maturity Date (the “Floating Interest Rate Period”):

25* (CMS Spread);

    provided that the Interest Rate during the Floating Interest Rate Period may equal but will not be less than zero.

For the purpose of determining the CMS Spread applicable to a semi-annual Interest Calculation Period, the CMS Spread will be measured two (2) New York Business Days prior to the related Interest Reset Date (each an “Interest Determination Date”).

Minimum Interest Rate:	0.00%
Interest Payment Dates:	Semi-annually, on each June 4 and December 4, commencing with a first interest payment on December 4, 2008.
Interest Reset Dates:	Each June 4 and December 4, commencing June 4, 2009 (the “Initial Interest Reset Date”).
Interest Calculation Period:
The semi-annual period from and including the Issue Date (in the case of the first Interest Payment Date) or previous Interest Payment Date, as applicable, to but excluding the next Interest Payment Date.

Governing Law:	New York
Day Count Convention:	30/360
Business Day Convention:	Following
Period End Dates:	Unadjusted

This term sheet relates to the Prospectus dated March 7, 2006, as supplemented by the Prospectus Supplement dated March 7, 2006, which can be found at: http://www.sec.gov/Archives/edgar/data/834071/000104746906002954/a2168048z424b3.htm

Risk Factors

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes.  An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 10CMS, and other events that are difficult to predict and beyond TMCC’s control.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to the Credit Risk of TMCC.

The credit ratings assigned to TMCC represent the rating agencies’ opinion regarding its credit quality, are subject to change and are not a guarantee of quality.  Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value.  Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount of Interest Payable on the Notes During the Floating Interest Rate Period Will Vary and May Be Zero.

Because 30CMS and 10CMS fluctuate, the CMS Spread will fluctuate.  During the Floating Interest Rate Period, if the CMS Spread is less than or equal to zero (that is, if 30CMS is less than or equal to 10CMS) on an Interest Determination Date, no interest will be payable for the related Interest Calculation Period. Furthermore, unless the Notes are called, the interest rate that is determined on such date will apply to the entire Interest Calculation Period immediately following such date even if the CMS Spread increases during that Interest Calculation Period.

The Notes May Be Called at the Option of TMCC, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes.

TMCC may call all of the Notes for payment on any Call Date. If TMCC calls the Notes, you will receive only the principal amount of your investment in the Notes and any accrued but unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the Stated Maturity Date of the Notes.

The Relative Values of 30CMS and 10CMS Will Affect TMCC’s Decision to Call the Notes.

It is more likely that TMCC will call the Notes prior to the Stated Maturity Date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity. If TMCC calls the Notes prior to the Stated Maturity Date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

During the Floating Interest Rate Period, the Yield on the Notes May Be Lower Than the Yield on a Conventional Debt Security of Comparable Maturity.

Unless previously called by TMCC, during the Floating Interest Rate Period the Notes will bear interest at a rate equal to the product of 25 and the CMS Spread.  During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.00% with respect to any Interest Calculation Period for which the CMS Spread is less than or equal to 0.00%.  As a result, the effective yield on the Notes may be less than that which would be payable on a conventional, fixed-rate, callable debt security of TMCC of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less than the Amount You Originally Invest.

TMCC believes that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.  TMCC expects that the market value of the Notes at any time will depend on whether and to what degree 30CMS is greater than 10CMS. In general, TMCC expects that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread. Conversely, in general, TMCC expects that an increase in the CMS Spread will cause an increase in the market value of the Notes. However, an increase in the CMS Spread may increase the likelihood of the Notes being called.

The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.

Call Feature.  TMCC’s ability to call the Notes prior to the Stated Maturity Date is likely to limit their value. If TMCC did not have the right to call the Notes, their value could be significantly different.

Interest Rates. TMCC expects that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

TMCC’s Credit Rating, Financial Condition and Results.  Actual or anticipated changes in TMCC’s credit ratings or financial condition may affect the market value of the Notes.

The Historical Performance of the CMS Spread Is Not an Indication of the Future Performance of the CMS Spread.

The historical performance of the CMS Spread should not be taken as an indication of the future CMS Spread during the term of the Notes. Changes in the relative values of 30CMS and 10CMS will affect the trading price of the Notes, but it is impossible to predict whether the relative values of 30CMS and 10CMS will rise or fall and whether the CMS Spread will rise or fall.

The Notes Will Not Be Listed; You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop.

The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. The Agent currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive. Where the Agent does purchase Notes, the bid/offer spread in most cases may be wider than corporate and agency bonds bearing fixed interest rates.  Due to the above factors, 100% of the principal amount is only protected at maturity.  There is a risk that investors may receive substantially less than 100% should they wish to sell prior to maturity.

Inclusion of Commissions and Projected Profit from Hedging Is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

Trading by TMCC and Its Affiliates or by the Agent and its Affiliates in the U.S. Dollar Swap Rate Market May Impair the Value of the Notes.

The Agent and certain of its affiliates are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents, and therefore at any given time may be a party to one or more transactions related to the 30CMS or 10CMS. In addition, TMCC, the Agent or one or more of their respective affiliates may hedge exposure under the Notes by entering into various transactions. Any of those parties may adjust these hedges at any time and from time to time. Trading and hedging activities or other financial activity by the Agent or its affiliates may have a material adverse effect on the spread between 30CMS and 10CMS and make it less likely that you will receive a return on your investment in the Notes. It is possible that TMCC, the Agent. or their respective affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Conflicts of Interest.

The Agent or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS Spread specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.  Nomura Global Financial Products Inc. is an affiliate of Nomura Securities International, Inc.; therefore, a potential conflict of interest may exist with Nomura Global Financial Products Inc. acting as Calculation Agent.

TMCC Will Treat the Notes as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes.

You should also consider the tax consequences of investing in the Notes. TMCC intends to treat the Notes as obligations subject to the Treasury Regulations governing contingent payment debt instruments, as described in the section of the related pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in the related pricing supplement), subject to certain adjustments. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of the related pricing supplement called “United States Federal Income Taxation.”

Summary Description of the Notes

General

The Notes are callable securities issued by TMCC that have a maturity of twenty years. If not previously called by TMCC, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued but unpaid interest due at maturity. From and including the Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is 11.00% per annum.  Unless TMCC previously calls the Notes, during the Floating Interest Rate Period, the interest rate on the Notes is variable and will be reset semi-annually at a per annum rate equal to the greater of (i) 25 multiplied by the CMS Spread and (ii) 0.00%.  During the Floating Interest Rate Period, the interest rate on the Notes may equal but will not be less than zero.

If not previously called by TMCC, the Notes mature on the Stated Maturity Date. TMCC may call the Notes, in whole and not in part, for mandatory redemption on any semi-annual Interest Payment Date beginning on the First Call Date. Following an exercise of TMCC’s call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rate applicable to semi-annual Interest Calculation Periods beginning on or after the Initial Interest Reset Date is variable and may be zero. During these Interest Calculation Periods, the interest rate is based on the difference between 30CMS and 10CMS (as more fully described below). Constant maturity swap rates represent the fixed rate that is to be paid in a fixed for floating interest rate swap in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by 30CMS, to exceed medium-term interest rates, as represented by 10CMS, throughout the term of the Notes.

Payment at Maturity

Unless your Notes have been previously called by TMCC, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest.

Interest

Interest on the Notes will accrue from the Issue Date, and any interest payable on the Notes will be paid in cash semi-annually on June 4 and December 4 of each year, beginning on December 4, 2008 and ending on the Stated Maturity Date or any earlier date upon which the Notes are called, each an Interest Payment Date. Each six-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the Stated Maturity Date or any earlier date upon which the Notes are redeemed is called an Interest Calculation Period. For Interest Calculation Periods beginning on or after the Initial Interest Reset Date, the interest rate will be determined on the second New York Business Day prior to the beginning of the applicable Interest Calculation Period, each of which is referred to as an “Interest Determination Date.” During each Interest Calculation Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

From and including the Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is 11.00% per annum.  Unless called by TMCC, during the Floating Interest Rate Period, the Notes bear interest during each Interest Calculation Period at a per annum rate equal to the greater of (i) 25 multiplied by an amount equal to 30CMS minus 10CMS, each as reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time) on the applicable Interest Determination Date, which difference is referred to as the “CMS Spread” and (ii) 0.00%.

If the difference between 30CMS and 10CMS is less than or equal to 0.00% on an Interest Determination Date, then no interest will accrue on the Notes for the Interest Calculation Period to which that Interest Determination Date applies. As a result, interest payments could be zero beginning on the Initial Interest Reset Date. Additionally, if the CMS Spread on any Interest Determination Date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional debt security of TMCC of comparable maturity, the Notes are more likely to be called. If TMCC calls the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors” for further information.

Determination of the CMS Spread

If a rate for 30CMS or 10CMS is not reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) on any New York Business Day on which the rate for 30CMS and 10CMS is required, then the Calculation Agent shall request the principal New York office of five leading swap dealers in the New York City interbank market selected by the Calculation Agent to provide quotations, at approximately 11:00 a.m., New York City time, on such New York Business Day, for the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term of 30 years or 10 years, as the case may be, commencing on such New York Business Day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  If at least three quotations are provided, 30CMS or 10CMS, as the case may be, for that New York Business Day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Issuer’s Call Option

TMCC may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on the First Call Date, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of TMCC’s call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest. All amounts that may otherwise be payable following the Call Date shall cease to be payable.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder

The Notes are not subject to any redemption at the option of any holder prior to maturity.

Calculation Agent

Nomura Global Financial Products Inc. will act as the Calculation Agent for the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes.  TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying the holders of the Notes.

Hypothetical Interest Payment Examples

The examples below show the hypothetical semi-annual interest payments to be made during the period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical semi-annual interest payments shown below are on an investment of US$1,000 principal amount of Notes during that period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical semi-annual interest payments shown below are based on various CMS Spread values.

Example	Hypothetical CMS Spread(1)	Hypothetical Interest Rate per annum(2)	Hypothetical Semi- Annual Interest Payment(3)
1	-1.00%	0.00%	$0.00
2	-0.90%	0.00%	$0.00
3	-0.80%	0.00%	$0.00
4	-0.70%	0.00%	$0.00
5	-0.60%	0.00%	$0.00
6	-0.50%	0.00%	$0.00
7	-0.40%	0.00%	$0.00
8	-0.30%	0.00%	$0.00
9	-0.20%	0.00%	$0.00
10	-0.10%	0.00%	$0.00
11	0.00%	0.00%	$0.00
12	0.10%	2.50%	$12.50
13	0.20%	5.00%	$25.00
14	0.30%	7.50%	$37.50
15	0.40%	10.00%	$50.00
16	0.50%	12.50%	$62.50
17	0.60%	15.00%	$75.00
18	0.70%	17.50%	$87.50
19	0.80%	20.00%	$100.00
20	0.90%	22.50%	$112.50
21	1.00%	25.00%	$125.00
_____________
(1)	Hypothetical CMS Spread (30CMS – 10CMS) on the second New York Business Day prior to the beginning of the applicable Interest Calculation Period.

(2)
Hypothetical Interest Rate (per annum) for the applicable Interest Calculation Period = the greater of (25 * CMS Spread) and 0%. The per annum rate applicable to a particular Interest Calculation Period is not indicative of the rate for future Interest Calculation Periods.

(3)	Hypothetical Semi-Annual Interest Payment on the Note = Hypothetical Interest Rate ÷ 2 * US$1,000.

Historical Data on the CMS Spread

The following table sets forth, for each of the periods indicated, the high and the low values of the CMS Spread as reported on Reuters. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes.

CMS Spread

	High	Low
2003
Quarter
First	0.963%	0.770%
Second	1.028%	0.793%
Third	0.969%	0.642%
Fourth	0.843%	0.676%
2004
Quarter
First	0.887%	0.707%
Second	0.848%	0.544%
Third	0.721%	0.592%
Fourth	0.713%	0.591%
2005
Quarter
First	0.585%	0.293%
Second	0.413%	0.296%
Third	0.300%	0.198%
Fourth	0.242%	0.133%
2006
Quarter
First	0.180%	-0.010%
Second	0.150%	0.059%
Third	0.137%	0.057%
Fourth	0.158%	0.108%
2007
Quarter
First	0.232%	0.118%
Second	0.218%	0.133%
Third	0.278%	0.145%
Fourth	0.361%	0.208%
2008
Quarter
First	0.629%	0.349%
Second (through May 20)	0.551%	0.407%

The CMS Spread at 11:00 a.m. (New York City time) on May 20, 2008, was 0.476%.

United States Federal Income Taxation

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes who purchases the Notes at their “issue price” for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	a dealer or trader that is subject to a mark-to-market method of tax accounting with respect to the Notes;
•	a person holding the Notes as part of a hedging transaction, ‘‘straddle,’’ conversion transaction, or integrated transaction, or who has entered into a ‘‘constructive sale’’ with respect to the Notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies only to a “U.S. Holder” of Notes.  A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

TMCC intends to treat the Notes as obligations subject to the Treasury Regulations governing contingent payment debt instruments, and the discussion herein assumes this treatment.  Under this treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.  Holders should consult their own tax advisers as to this treatment and as to whether an alternative characterization is available.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  The “comparable yield” for the Notes will be based on information furnished to TMCC by the Calculation Agent and set forth in the related pricing supplement.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  The “projected payment schedule” in respect of the Notes will be set forth in the related pricing supplement.

For U.S. federal income tax purposes, a U.S. Holder is required to use TMCC’s determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described below) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of any prior payments) with respect to the Note.

In addition, a U.S. Holder will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment.  The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in that year (a “net positive adjustment”) and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”).  To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of the holder’s net negative adjustments treated as ordinary losses in prior taxable years.  Any net negative adjustments in excess of  such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.  A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS.  U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a United States person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will generally be subject to information reporting if a holder is not an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6387.

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